

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2022

Brian Bonar
Chief Executive Officer
Dalrada Financial Corp
600 La Terraza Blvd.
Escondido, California 92025

> **Re: Dalrada Financial Corp**
> **Registration Statement on Form S-1**
> **File No. 333-263291**
> **Filed March 4, 2022**

Dear Mr. Bonar:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jennie Beysolow at 202-551-8108 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Fletcher A. Robbe, Esq.